

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Changlin Liang
Director and Chief Executive Officer
Dingdong (Cayman) Ltd
Building 1, 56 Fanchang Road
Shanghai, 20120
People's Republic of China

       Re: Dingdong (Cayman) Ltd
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Response Dated November 24, 2023
          File No. 001-40533

Dear Changlin Liang:

We have reviewed your November 24, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 27, 2023 letter.

Response Dated November 24, 2023

Introduction, page 1

1.   We note your response to prior comment 2 and reissue our comment. Although we note your representation that your "Hong Kong subsidiary is only an intermediary holding entity which conducts no business operations," the presence of Dingdong Fresh (Hong Kong) Limited nevertheless exposes the company to legal and regulatory risks in Hong Kong. Revise to discuss the applicable laws and regulations in Hong Kong, as well as the related risks and consequences. Disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business

and the ability to offer securities, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. In this regard, we note your proposed disclosure references the Law of PRC on Safeguarding National Security in Hong Kong but does not discuss the related risks and consequences, including how it could impact the company's business or ability to offer securities. With respect to regulatory actions related to data security or anti-monopoly concerns, your proposed disclosure only seems to address laws applicable in mainland China, rather than Hong Kong.

Item 3. Key Information

Our Corporate Structure, page 4

2. We note your proposed disclosure in response to prior comment 3 and reissue our comment in part. Please explicitly state that disallowing your holding company structure would likely result in a material change in your operations and/or adversely affect your operations. (Emphasis added).

Cash Flows through Our Organization, page 5

3. We note your proposed disclosure in response to prior comment 6 and reissue our comment. Please revise your summary risk factors to clearly state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Additionally, state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.

Permissions Required from the PRC Authorities for Our Operations, page 5

4. We note your proposed disclosure in response to prior comment 8 and reissue our comment in part. Please explicitly state whether the lack of addresses of your regional processing centers and frontline fulfillment stations result in a denial of your licenses and/or approvals. Additionally, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. We note your proposed disclosure in response to comment 9, specifically that your "PRC legal advisers are of the view that" you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors. Please clarify whether relying on the views of counsel is the same as relying on the "opinion" of counsel. If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.

<u>Risk Factors</u>
<u>The PCAOB had historically been unable to inspect our auditor . . ., page 27</u>

6. We note your proposed disclosure in response to comment 13 and reissue our comment in part. Please revise to clearly disclose that the PCAOB can restart its "inspection clock" if circumstances change and it no longer believes that it can inspect China and Hong Kong-based auditors.

    Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Steve Lin